June 13, 2011

Board of Directors
M&F Worldwide Corp.
35 East 62nd Street
New York, New York 10065

Dear Board Members:

MacAndrews & Forbes Holdings Inc. ("M&F" or "we") is pleased to propose a transaction pursuant to which M&F Worldwide Corp. (the "Company") would be merged with a subsidiary of M&F, as a result of which all outstanding shares of common stock of the Company not owned by M&F or its subsidiaries would be converted into the right to receive $24.00 in cash per share.  The proposed cash consideration represents a greater than 41% premium to the Company's closing share price on June 10, 2011.

The proposed transaction would allow the Company's stockholders to immediately realize an attractive value, in cash, for their investment and provides such stockholders certainty of value for their shares, especially when viewed against the operational risks inherent in the Company's businesses and the market risks inherent in remaining a public company.  Moreover, the small public float and limited trading volume of the Company's shares results in undesirable price volatility and restricts opportunities for the Company's stockholders to achieve liquidity with respect to their shares.

We believe that private ownership is in the best interests of the Company, as it would result in operational efficiencies and cost savings, while providing management with the flexibility to focus on a long-term perspective without being constrained by the public company emphasis on achieving short-term results.  Accordingly, we are confident that this proposal not only offers compelling value to the Company's stockholders but is also in the best interests of the Company and its other constituencies.

The proposed transaction would be subject to the approval of the Board of Directors of the Company and the negotiation and execution of mutually acceptable definitive transaction documents.  It is our expectation that the Board of Directors will appoint a special committee of independent directors to consider our proposal and make a recommendation to the Board of Directors.  We will not move forward with the transaction unless it is approved by such a special committee.  In addition, the transaction will be subject to a non-waivable condition requiring the approval of a majority of the shares of the Company not owned by M&F or its affiliates.  Finally, given our existing position and history with the Company, we will not need to do any due diligence to enable us to be in a position to negotiate and execute mutually acceptable definitive documentation.

As you are aware, M&F owns approximately 43% of the outstanding shares of common stock of the Company.  In considering this proposal, you should know that in our capacity as a stockholder of the Company we are interested only in acquiring the shares of the Company not already owned by us and that in such capacity we have no interest in selling any of the shares owned by us in the Company nor would we expect, in our capacity as a stockholder, to vote in favor of any alternative sale, merger or similar transaction involving the Company.  If the special committee does not recommend or the public stockholders of the Company do not approve the proposed transaction, such determination would not adversely affect our future relationship with the Company and we would intend to remain as a long-term stockholder.

Please be aware that this proposal is an expression of interest only, and we reserve the right to withdraw or modify our proposal in any manner.  No legal obligation with respect to a transaction shall arise unless and until execution of mutually acceptable definitive documentation.

In accordance with its legal obligations, M&F promptly will file an amendment to its Schedule 13D, including a copy of this letter.  We believe it is appropriate, as well, for us to issue a press release regarding our proposal prior to the opening of trading today.  A copy of our press release is attached for your information.

In connection with this proposal, we have engaged Moelis & Company as our financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as our legal advisor, and we encourage the special committee to retain its own legal and financial advisors to assist it in its review.   We and our advisors look forward to working with the special committee and its advisors to complete a mutually acceptable transaction, and are available at your convenience to discuss any aspects of our proposal.

Should you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Barry F. Schwartz

Barry F. Schwartz